UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CCC INTELLIGENT SOLUTIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

12510Q 100
(CUSIP Number)

Copy to:
James Westra
General Counsel and Managing Partner
Advent International Corporation
Prudential Tower
800 Boylston Street
Boston, MA 02199-8069

July 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
373,134,844

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
373,134,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
373,134,844

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Calculation based on 594,545,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL GPE VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
99,295,251

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
99,295,251

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,295,251

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculation based on 594,454,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
CYPRESS INVESTOR HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
273,339,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
273,339,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
273,339,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculation based on 594,454,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Advent International GPE VIII-C Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,645,086

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,645,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,645,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculation based on 594,454,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII CCC Co-Investment (Delaware) Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
90,650,165

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
90,650,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,650,165

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculation based on 594,454,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Cypress Investment GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
273,339,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
273,339,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
273,339,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculation based on 594,454,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII GP S.à.r.l

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,645,086

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,645,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,645,086

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Calculation based on 594,545,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
GPE VIII GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
90,650,165

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
90,650,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,650,165

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculation based on 594,454,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Sunley House Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
500,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculation based on 594,545,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Sunley House Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
500,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculation based on 594,545,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS
Sunley House Capital Master Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
500,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculation based on 594,545,380 shares of Common Stock of the Issuer outstanding as of July 30, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of CCC Intelligent Solutions Holdings, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 222 Merchandise Mart Plaza, Suite 900, Chicago, Illinois 60654.

Item 2.	Identity and Background

This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Advent International Corporation (“Advent”), a Delaware Corporation;

2.	Advent International GPE VIII, LLC (“Advent Top GP”), a Delaware limited liability company;

3.	Cypress Investor Holdings, L.P., a Delaware limited partnership (“Cypress Investor”);

4.	GPE VIII CCC Co-Investment (Delaware) Limited Partnership, a Delaware limited partnership (“GPE VIII CCC Co-Investment”);

5.	Advent International GPE VIII-C Limited Partnership, a limited partnership organized under the laws of Luxembourg (“Advent International VIII-C”);

6.	Cypress Investment GP, LLC, a Delaware limited liability company (“Cypress GP”);

7.	GPE VIII GP S.à.r.l, a corporation organized under the laws of Luxembourg (“Advent GP Luxembourg”);

8.	GPE VIII GP Limited Partnership, a limited partnership organized under the laws of the Cayman Islands (“Advent GP Cayman”);

9.	Sunley House Capital Master Limited Partnership, a limited partnership organized under the laws of the Cayman Islands (“Sunley House Master Fund”);

10.	Sunley House Capital GP LLC, a Delaware limited liability company (“Sunley House GP LLC”);

11.	Sunley House Capital Management LLC, a Delware limited liability company (“Sunley House Manager”).

Cypress Investor is beneficially owned by Advent International GPE VIII Limited Partnership (“Advent International VIII”), Advent International GPE VIII-A Limited Partnership (“Advent International VIII-A”), Advent International GPE VIII-B-1 Limited Partnership (“Advent International VIII-B-1”), Advent International GPE VIII-B-2 Limited Partnership (“Advent International VIII-B-2”), Advent International GPE VIII-B-3 Limited Partnership (“Advent International VIII-B-3”), Advent International GPE VIII-B Limited Partnership (“Advent International VIII-B”), Advent International GPE VIII-D Limited Partnership (“Advent International VIII-D”), Advent International GPE VIII-E Limited Partnership (“Advent International VIII-E”), Advent International GPE VIII-F Limited Partnership (“Advent International VIII-F”), Advent International GPE VIII-G Limited Partnership (“Advent International VIII-G”), Advent International GPE VIII-H Limited Partnership (“Advent International VIII-H”), Advent International GPE VIII-I Limited Partnership (“Advent International VIII-I”), Advent International GPE VIII-J Limited Partnership (“Advent International VIII-J” and together with Advent International VIII, Advent International VIII-B-1, Advent International VIII-B-2, Advent International VIII-B-3, Advent International VIII-B, Advent International VIII-D, Advent International VIII-F, Advent International VIII-H and Advent International VIII-I, the “Advent Luxembourg Funds”), Advent International GPE VIII-K Limited Partnership (“Advent International VIII-K”), Advent International GPE VIII-L Limited Partnership (“Advent International VIII-L” and together with Advent International VIII-A, Advent International VIII-E, Advent International VIII-G and Advent International VIII-K, the “Advent Cayman Funds”), Advent Partners GPE VIII Limited Partnership (“Advent Partners VIII”), Advent Partners GPE VIII-A Limited Partnership (“Advent Partners VIII-A”), Advent Partners GPE VIII Cayman Limited Partnership (“Advent Partners VIII Cayman”), Advent Partners GPE VIII-A Cayman Limited Partnership (“Advent Partners VIII-A Cayman”) and Advent Partners GPE VIII-B Cayman Limited Partnership (“Advent Partners VIII-B Cayman” and together with Advent Partners VIII, Advent Partners VIII-A, Advent Partners VIII Cayman and Advent Partners VIII-A Cayman, the “Advent Partners Funds”).

Advent is the manager of Advent Top GP, which in turn is the general partner of each of Advent GP Cayman and AP GPE VIII GP Limited Partnership (“Advent Partners GP”). Advent Top GP is also the manager of Advent GP Luxembourg, which is the general partner of each of the Advent Luxembourg Funds and Advent International VIII-C. Advent Partners GP is the general partner of each of the Advent Partners Funds. Advent GP Cayman is the general partner of each of the Advent Cayman Funds and GPE VIII CCC Co-Investment.

Cypress GP is the general partner of Cypress Investor. Advent is the managing member of Cypress GP. Sunley House Capital GP LP (“Sunley House GP LP”) is the general partner of Sunley House Master Fund. Sunley House GP LLC is the general partner of Sunley House GP LP. Sunley House Manager acts as investment manager to Sunley House Master Fund. Advent is the sole member of both Sunley House GP LLC and Sunley House Manager. Investors in the Sunley House Master Fund invest in one or more of the following feeder funds: Sunley House Capital Fund LP, Sunley House Capital Limited Partnership, Sunley House Capital Fund Ltd. and Sunley House Capital Ltd. (collectively, the “Sunley House Feeder Funds”), which are the limited partners of the Sunley House Master Fund.

The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Advent is set forth on Schedule A to this Statement.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Statement and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

As described in Item 6 of this Statement, the securities reported on this Statement reflect the consummation of the Business Combination (as defined below) contemplated by the Business Combination Agreement (as defined below) and the transactions consummated in connection therewith.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 5 and 6 of this Statement is incorporated by reference into this Item 4.

On July 30, 2021 (the “Closing Date” of the “Merger” as defined below and described in Item 6 of this Statement), the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of 373,134,844 shares of Common Stock in the Merger and simultaneous PIPE Financing (as defined below and described in Item 6 of this Statement). Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment also have the right to receive Earnout Shares (as defined and described in Item 6 of this Statement) in the future under certain circumstances. It is expected that distributions in kind of shares of Common Stock held by Cypress Investor, Advent International VIII-C, GPE VIII CCC Co-Investment and Sunley House Master Fund will be effected to their partners, and by the other Reporting Persons and their affiliates to their investors, members, limited partners or other equityholders from time to time. The Reporting Persons generally intend to dispose of some or all of the shares of Common Stock beneficially owned by them in the open market, in privately negotiated transactions, through derivative transactions, through public offerings, through distributions to their investors, or otherwise, subject to market conditions, legal and regulatory requirements, and contractual limitations. The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of shares of Common Stock, and on such other factors considered relevant to the Reporting Persons. The Reporting Persons expect to communicate with the Company’s board of directors (“Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board.

As further described in Item 6 of this Statement, the Shareholder Rights Agreement (as defined below) provides for certain rights and obligations of certain of the Reporting Persons relating to the nomination of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, including Christopher Egan, who is a Managing Partner of Advent, Eric Wei, who is a Managing Director of Advent, and Lauren Young, who is a Managing Director of Advent, each of whom was elected to the Board effective immediately after the effective time of the Merger.

The Reporting Persons intend to review their investment in the Issuer continually, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the sale, transfer or other disposition of shares of Common Stock or other securities of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”) in public or private transactions; (b) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders; (c) the purchase or other acquisition of additional Issuer Securities, in the open market, in privately negotiated transactions, or otherwise; (d) pledging, hypothecating, imposing a lien on, using as a security interest or otherwise encumbering the Issuer Securities; (e) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (g) changes in the present board of directors or management of the Issuer; (h) a material change in the present capitalization or dividend policy of the Issuer; (i) other material changes in the Issuer’s business or corporate structure; (j) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (k) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (l) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (m) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D, as of August 9, 2021, are incorporated herein by reference. As of August 9, 2021, the Reporting Persons beneficially owned in the aggregate 373,134,844 shares of Common Stock, which represents approximately 62.8% of the outstanding shares (based on 594,454,380 shares outstanding following the Issuer’s consummation of the Business Combination as reported by the Issuer in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 5, 2021, the “Outstanding Shares”). The shares beneficially owned by the Reporting Persons were directly held as follows: 273,339,593 shares held directly by Cypress Investor, 8,645,086 shares directly held by Advent International VIII-C, 90,650,165 shares held directly by GPE VIII CCC Co-Investment and 500,000 shares held directly by Sunley House Master Fund. Cypress GP, as general partner of Cypress Investor, may be deemed to beneficially own the 273,339,593 shares held directly by Cypress Investor. Advent GP Luxembourg, as general partner of Advent International VIII-C, may be deemed to beneficially own the 8,645,086 shares held directly by Advent International VIII-C. Advent GP Cayman, as general partner of GPE VIII CCC Co-Investment, may be deemed to beneficially own the 90,650,165 shares held directly by GPE VIII CCC Co-Investment. Sunley House GP LP, as general partner of Sunley House Master Fund, Sunley House GP LLC, as general partner of Sunley House GP LP, and Sunley House Manager, as investment manager to Sunley House Master Fund may be deemed to beneficially own the 500,000 shares held directly by Sunley House Master Fund. Advent Top GP, as manager of Advent GP Luxembourg and general partner of Advent GP Cayman, may be deemed to beneficially own the 99,295,251 shares held directly by Advent International VIII-C and GPE VIII CCC Co-Investment.  Advent, as manager of Advent Top GP, managing member of Cypress GP and sole member of both Sunley House GP LLC and Sunley House Manager, may be deemed to beneficially own the 373,134,844 shares held directly by Cypress Investor, Advent International VIII-C, GPE VIII CCC Co-Investment and Sunley House Master Fund.  The Advent Luxembourg Funds, the Advent Cayman Funds and the Advent Partners Funds have ownership interests in Cypress Investor, but none of the Advent Luxembourg Funds, the Advent Cayman Funds or the Advent Partners Funds has voting or dispositive power over any shares.  The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as defined and described in Item 6 of this Statement).  The Sunley House Feeder Funds have ownership interests in the Sunley House Master Fund, but none of the Sunley House Feeder Funds owns shares of Common Stock directly and none has voting or dispositive power over the shares of Common Stock held directly by the Sunley House Master Fund.

As a result of the Transaction Agreements (as defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the Merger and PIPE Financing, none of the Reporting Persons effected transactions in Common Stock during the past 60 days. To the Reporting Persons’ knowledge, none of the individuals listed on Schedule A to this Statement effected transactions in Common Stock during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6.

Business Combination Agreement

On July 30, 2021 (the “Closing Date”), the Issuer, previously known as Dragoneer Growth Opportunities Corp., a Delaware corporation (“Dragoneer”), acquired Cypress Holdings, Inc., a Delaware corporation (“CCC”), pursuant to a Business Combination Agreement entered into as of February 2, 2021 (as amended on April 22, 2021 by Amendment No. 1 to the Business Combination Agreement and on July 6, 2021 by Amendment No. 2 to the Business Combination Agreement), by an among Dragoneer, Chariot Opportunity Merger Sub, Inc. a wholly-owned subsidiary of Dragoneer (“Chariot Merger Sub”) and CCC, which provided, among other things, the merger of Merger Sub with and into CCC, with CCC being the surviving corporation (the “Merger”, and together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Pursuant to the Business Combination Agreement, at the effective time of the Merger on July 30, 2021 (the “Effective Time”), each share and equity award of CCC outstanding as of immediately prior to the Effective Time was exchanged for shares of Common Stock of the Issuer or comparable equity awards that are settled or are exercisable for Common Stock of the Issuer. Pursuant to the Business Combination Agreement, Cypress Investor received 273,339,593 shares of Common Stock, Advent International VIII-C received 8,645,086 shares of Common Stock and GPE VIII CCC Co-Investment received 90,650,165 shares of Common Stock. The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of 9,919,012 shares of Common Stock (the “Earnout Shares”) at the earlier to occur of (a) the first date on which the last reported closing price of the Issuer’s shares has been greater than or equal to $15.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) day trading days within any thirty (30) consecutive trading day period commencing after July 30, 2021 or (b) a change of control of the Issuer, in each case if such event occurs within ten (10) years after July 30, 2021.

Shareholder Rights Agreement

On February 2, 2021, Cypress Investor, GPE VIII CCC Co-Investment and Advent International VIII-C (collectively, the “Advent Stockholders”) entered into an Amended and Restated Registration and Shareholder Rights Agreement (the “Shareholder Rights Agreement”) with the Issuer and certain other parties named therein, which became effective as of the Closing Date.

Pursuant to the Shareholder Rights Agreement, among other things, the Advent Stockholders have the right to designate for nomination to the Issuer’s Board of Directors six (6) directors for so long as the Advent Stockholders hold at least 50% of the Issuer securities they held as of the Closing Date, with such right decreasing to four (4) directors at such time as the Advent Stockholders hold at least 25% but less than 50% of the Issuer securities they held as of the Closing Date, decreasing to two (2) directors at such time as the Advent Stockholders hold at least 10% but less than 25% of the Issuer securities they held as of the Closing Date, and then terminating at such time as the Advent Stockholders hold less than 10% of the number of Issuer securities they held as of the Closing Date.

In addition, the Shareholder Rights Agreement provides for the following registration rights:

Demand registration rights. The Issuer will be required, upon the written request of the Advent Stockholders at any time following the Closing Date, to file a registration statement and use reasonable best efforts to effect the registration of all or part of the registrable securities held by the Advent Stockholders. The Issuer is not obligated to effect any demand registration if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

Shelf registration rights. The Issuer will be required, upon written request of the Advent Stockholders at any time following the Closing Date, to file a shelf registration statement pursuant to Rule 415 of the Securities Act and use reasonable best efforts to effect the registration of all or a portion of the registrable securities held by the Advent Stockholders, provided that the Advent Stockholders shall be deemed to have given such a request as of the Closing Date with respect to all of their registrable securities. At any time the Issuer has an effective shelf registration statement with respect to the registrable securities of the Advent Stockholders or any other parties to the Shareholder Rights Agreement, the Advent Stockholders may make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that the Issuer is not obliged to effect any underwritten shelf takedown if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Advent Stockholders and the other shareholders party to the Shareholder Rights Agreement are entitled to include their registrable securities in such registration statement.

Lock-up. Each shareholder party to the Shareholder Rights Agreement is prohibited from transferring any securities of the Issuer until the earlier of (i) the date that is 180 days following the Closing Date and (ii) the first date on which the daily closing price of the Common Stock has been greater than or equal to $12.00 per share (subject to customary adjustments) for any 20 trading days within a 30-trading-day period commencing at least 120 days after the Closing Date, in each case, subject to certain customary exceptions.

Subscription Agreement

In connection with the execution of the Business Combination Agreement, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with Sunley House Master Fund, dated as of February 2, 2021, pursuant to which the Issuer agreed to issue and sell, in a private placement to close immediately prior to the Effective Date (the “PIPE Financing”) an aggregate of 500,000 shares of Common Stock to Sunley House Master Fund at a purchase price of $10.00 per share, for an aggregate purchase price of $5,000,000. Pursuant to the Subscription Agreement, the Issuer agreed that, in the event that the shares issued in the PIPE Financing were not registered in connection with the consummation of the PIPE Financing, then within forty-five (45) calendar days after the Closing Date (the “Filing Date”) it will file with the Securities and Exchange Commission (at its sole cost and expense) a registration statement registering the resale of such shares (the “PIPE Shares Registration Statement”), and it shall use its commercially reasonable efforts to have the PIPE Shares Registration Statement declared effective as soon as practicable after the filing thereof, subject to other customary terms and conditions.

The foregoing descriptions of the Business Combination Agreement (including Amendments No. 1 and No. 2 thereto), Shareholder Rights Agreement and Subscription Agreement (collectively, the “Transaction Agreements”) do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 2, 3, 4, 5 and 6 to this Statement, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of August 9, 2021, by and among the Reporting Persons (filed herewith).

2
Business Combination Agreement, dated as of February 2, 2021, by and among Dragoneer, Chariot Merger Sub and CCC (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Company on February 3, 2021 and incorporated herein by reference).

3
Amendment No. 1 to Business Combination Agreement, dated as of April 22, 2021 (filed as Exhibit 2.2 to Amendment No. 2 to the Registration Statement on Form S-4 of the Company on June 8, 2021 and incorporated herein by reference.)

4
Amendment No. 2 to Business Combination Agreement, dated as of July 6, 2021 (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Company on July 6, 2021 and incorporated herein by reference.)

5
Amended and Restated Registration and Shareholder Rights Agreement, by and among Dragoneer and the parties thereto (filed as Exhibit 10.4 to the Annual Report on Form 10-K of the Issuer on March 29, 2021 and incorporated herein by reference).

6
Subscription Agreement, by and between the Issuer and Sunley House Master Fund (form of Subscription Agreement filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on February 3, 2021 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 9, 2021

CYPRESS INVESTOR HOLDINGS, L.P.

By: CYPRESS INVESTMENT GP, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGING MEMBER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

CYPRESS INVESTMENT GP, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGING MEMBER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

ADVENT INTERNATIONAL VIII-C LIMITED PARTNERSHIP
By: GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SUNLEY HOUSE CAPITAL MASTER FUND LIMITED PARTNERSHIP

By: SUNLEY HOUSE CAPITAL GP LP, GENERAL PARTNER

By: SUNLEY HOUSE CAPITAL GP LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SUNLEY HOUSE CAPITAL GP LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SUNLEY HOUSE CAPITAL MANAGEMENT LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER
/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

ADVENT INTERNATIONAL CORPORATION

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

SCHEDULE A

1. Advent International Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Advent International Corporation (“Advent”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Mr. Brocklebank is a citizen of the United Kingdom. Mr. Etlin is a citizen of Brazil. Mr. Janshen is a citizen of Germany.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Thomas H. Lauer	Director
Steven M. Tadler	Director
John F. Brooke	Director; Managing Director of Brooke Private Equity Associates 20 Custom House Street, Suite 610, Boston, MA 02110
Mark Hoffman	Director
David M. Mussafer	Director; Chairman & Managing Partner; Executive Officers’ Committee Member
John L. Maldonado	Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member
David M. McKenna	Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Richard F. Kane	Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary
Eileen Sivolella	Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary
James R. Westra	Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel
Andrew D. Dodge	Vice President; Deputy General Counsel; Secretary
Heather R. Zuzenak	Chief Compliance Officer
Jarlyth H. Gibson	Risk Officer; Assistant Treasurer
James G.A. Brocklebank	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Patrice Etlin	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Jan Janshen	Senior Vice President & Managing Partner; Executive Officers’ Committee Member